Nettron.Com, Inc.
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Schedule B
December 31, 2003

1.	Direct Costs There are no direct costs to disclose
2.	Share Capital See Note 2 in the December 31, 2003 financial statements for a summary of share capital transactions during the three-month period ended December 31, 2003.
3.	Related Party Transactions See Note 3 in the December 31, 2003 financial statements for a summary of related party transactions during the three-month period ended December 31, 2003.
4.	List of Directors and Officers As at December 31, 2003, the directors and officers of Nettron.Com, Inc. are as follows:

M. Glen Kertz – President
Edward D. Ford – Director
Douglas E. Ford – Secretary & Director
Gary E. Read – Director
Larry F. Robb - Director
Malcolm E. Rogers, Jr. - Director

Nettron.Com, Inc.
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Schedule C
December 31, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto. The consolidated financial statements have been prepared in accordance with Canadian GAAP.

As of December 31, 2003, due to difficulties encountered in raising financing, the Company continues to operate with reduced activity in the interactive dating service business, has accumulated losses totalling $3,191,618 and had a working capital deficiency of $198,104. The continuation of the Company is dependent upon the financial support of shareholders as well as obtaining long-term financing. The Company has been exploring business opportunities that might allow the Company to restart commercial operations. Management is currently seeking new sources of equity financing. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might arise from this uncertainty.